UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

Odyssey Marine Exploration, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
676118102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	676118102

1	NAMES OF REPORTING PERSONS Walrus Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	676118102

1	NAMES OF REPORTING PERSONS Exis Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	676118102

1	NAMES OF REPORTING PERSONS Adam D. Sender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	676118102
SCHEDULE 13G/A
This Schedule 13G/A (the “Schedule 13G”), relating to shares of Common Stock, par value $0.0001 per share (the “Shares”) of Odyssey Marine Exploration, Inc., a Nevada corporation (the “Issuer”) is being filed with the Securities and Exchange Commission on behalf of (i) Walrus Master Fund Limited, a Cayman Islands exempted company (“Walrus”); (ii) Exis Capital Management, Inc., a Delaware corporation and investment manager of Walrus (“Exis”); and (iii) Mr. Adam D. Sender a sole shareholder of Exis (“Mr. Sender” and together with those persons listed in (i) and (ii) above, the “Reporting Persons”).

Item 1(a)	Name of Issuer.

Odyssey Marine Exploration, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

5215 W. Laurel Street Tampa, Florida 33607

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
(a)	This filing is made on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Walrus Master Fund Limited (“Walrus”);

(ii)	Exis Capital Management, Inc. (“Exis”); and

(iii)	Mr. Adam D. Sender (“Mr. Sender”)
(b)	The address of the principal business offices of each of the Reporting Persons is 270 Lafayette Street, Suite 1101, New York, NY 10012.
(c)
Walrus, a Cayman Islands exempted company, serves as a master fund investment vehicle for investments by a Delaware limited partnership and a Cayman Islands exempted company. Exis, a Delaware corporation, serves as investment manager of Walrus. Mr. Sender, a U.S. citizen, is the sole shareholder of Exis.

Item 2(d)	Title of Class of Securities.

common stock, par value $0.0001 (the “Common Stock”)

CUSIP No.	676118102

Item 2(e)	CUSIP Number.

676118102

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
Walrus
(a)	Walrus is a beneficial owner of 500,000 shares of Common Stock.

(b)
Walrus is the beneficial owner of 0.8%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 59,326,194, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

(c)	Number of Shares as to which Walrus has:
(i)	Sole power to vote or direct the vote 0.

(ii)	Shared power to vote or to direct the vote 500,000.

(iii)	Sole power to dispose or direct the disposition of 0.

(iv)	Shared power to dispose or direct the disposition of 500,000.
Exis
(a)	Exis may be deemed to be a beneficial owner of 500,000 shares of Common Stock as a result of serving as the investment manager to Walrus.

(b)
Exis may be deemed the beneficial owner of 0.8%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 59,326,194, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

(c)	Number of Shares as to which Exis has:
(i)	Sole power to vote or direct the vote 0.

(ii)	Shared power to vote or to direct the vote 500,000.

(iii)	Sole power to dispose or direct the disposition of 0.

(iv)	Shared power to dispose or direct the disposition of 500,000.

CUSIP No.	676118102
Mr. Sender
(a)	Mr. Sender may be deemed to be a beneficial owner of 500,000 shares of Common Stock as a result of being the sole shareholder of Exis.

(b)
Mr. Sender is the beneficial owner of 0.8% of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 59,326,194, the number of shares of Common Stock issued and outstanding according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009.

(c)	Number of Shares as to which Mr. Sender has:
(i)	Sole power to vote or direct the vote 0.

(ii)	Shared power to vote or to direct the vote 500,000.

(iii)	Sole power to dispose or direct the disposition of 0.

(iv)	Shared power to dispose or direct the disposition of 500,000.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 4, 2010.

WALRUS MASTER FUND LIMITED
By:	/s/ Anthony Picone
	Name:	Anthony Picone
	Title:	Director

EXIS CAPITAL MANAGEMENT, INC.
By:	/s/ Adam D. Sender
	Name:	Adam D. Sender
	Title:	Sole Shareholder

ADAM D. SENDER
/s/ Adam D. Sender